Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors Gores Holdings VI, Inc.:

We consent to the use of our report dated March 12, 2021, except for the effect of the restatement disclosed in Note 2, as to which the date is May 18, 2021, with respect to the balance sheet of Gores Holdings VI, Inc. as of December 31, 2020, the related statements of operations, changes in stockholders’ equity, and cash flows for the period from June 29, 2020 (inception) through December 31, 2020, and the related notes, included herein, and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus.

/s/ KPMG LLP

Denver, Colorado

May 28, 2021